EXHIBIT A

[UEI LETTERHEAD]

January 11, 2008

ZiLOG, Inc.

6800 Santa Teresa Boulevard

San Jose, California 95119

Attention: Federico Faggin, Chairman of the Board

Dear Mr. Faggin:

The purpose of this letter is to reiterate Universal Electronics Inc.’s offer to negotiate the purchase all of the issued and outstanding shares of the capital stock of ZiLOG, Inc., for Four Dollars and Fifty Cents ($4.50) per share, subject to mutually satisfactory terms and conditions set forth in definitive documentation. To accommodate the changing status of our financing partner from that of a Schedule 13G filer to a Schedule 13D filer, UEI’s offer remains open for ten (10) days from the date of this letter, at which time the offer will expire. If you accept our offer (in writing) within the foregoing timeframe, we will promptly prepare a non binding letter of intent setting forth the principle terms of the acquisition, and we anticipate then moving quickly to negotiation of definitive documentation. We look forward to hearing from you.

Respectfully,

Universal Electronics Inc.

By:	/s/ Paul Arling
Paul D. Arling, Chief Executive Officer

cc:

Darin Billerbeck, Chief Executive Officer

ZiLOG, Inc.

6800 Santa Teresa Boulevard

San Jose, California 95119